Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

October 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Owen Pinkerton, Senior Counsel

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") File No. 333-122820

Dear Mr. Pinkerton:

      On behalf of the Registrant, set forth below is the Registrant's response to the Staff's comment number 3 contained in the comment letter dated October 11, 2005. The Registrant's response corresponds to this comment only.

Item 26. Recent Sales of Unregistered Securities, page II-2

1. We reissue comment 5 in part. Please break out your disclosure to discuss the specific issuances made to each individual, including the dates of the issuances. In addition, please disclose the exemption from registration you relied upon in each issuance, including the facts necessary to support your claim. In connection with this, please provide us with an analysis as to why the warrants issued while the SB-2 was on file should not be integrated with this public offering under Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). Refer to Item 701 of Regulation S-B.

      In response to the Staff's comment above, the Registration Statement will be further revised to list the dates of the specific issuances of warrants made to John Pappajohn, Derace Schaffer and Matthew Kinley. Please note that each of Mr. Pappajohn and Dr. Schaffer are members of the Board of Directors of the Registrant. Mr. Kinley is an investment banker who, in his capacity as an employee to Mr. Pappajohn's firm, has provided investment banking services to the Registrant for almost two years. Mr. Kinley is an accredited investor as such term is defined under the Securities Act of 1933 and has intimate knowledge of the Registrant and its affairs. Additionally, the Registration Statement will be revised to set forth that the Registrant relied upon the exemption from registration provided under Section 4(2) of the Securities Act in connection with each issuance of warrants.

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Securities and Exchange Commission
October 25, 2005
Page 2

      Introduction. In response to the Staff's comment concerning integration, the warrants issued to Mr. Pappajohn, Dr. Schaffer and Mr. Kinley, which were issued while the SB-2 was on file should not be integrated with the distribution under Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). As a threshold matter, the two transactions to which the Staff's comments refer involve different distributing parties. The warrants were issued by the Registrant in consideration of guarantees of a loan from a commercial bank. The proposed distribution of shares in the dividend is being made by Patient Infosystems to its stockholders on a pro rata basis for no consideration. Although each transaction involves securities of the same issuer, the parties instigating each transaction are different, independent entities. Because the Registrant and Patient Infosystems are separate issuers, there should be no reason to address the integration issue in connection with the issuance of the warrants by the Registrant and the proposed dividend by Patient Infosystems.

      Nonetheless, even if a traditional integration analysis was to be undertaken, the issuance of the warrants should not be integrated into the proposed dividend of the Registrant's common stock by Patient Infosystems, because the criteria of the five-factor integration test established in Securities Act Release No. 33-4552 (November 6, 1962) (the "Release") have clearly not been satisfied. As set forth in the Release, the following factors are relevant to the question as to whether an exempt offering should be integrated with another separately structured offering:

            1.    Are the offerings part of a single plan of financing?
            2. Do the offerings involve issuance of the same class of security?
            3.    Are the offerings made at or about the same time?
            4.    Is the same type of consideration to be received?
            5.    Are the offerings made for the same general purpose?

      Single plan of financing. The issuance of the warrants by the Registrant and the distribution of common stock by Patient Infosystems are two financially independent transactions. In the exempt offering, the Registrant issued warrants to purchase a total of 1,544,950 shares of the Registrant's common stock as compensation for certain guarantees of debt by Mr. Pappajohn, Dr. Schaffer and Mr. Kinley. Alternatively, the proposed

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Securities and Exchange Commission
October 25, 2005
Page 3

      distribution covered by the Registration Statement involves a distribution by dividend by Patient Infosystems to all stockholders of Patient Infosystems of approximately 12,000,000 shares of common stock of the Registrant. First of all, to the extent that there is no consideration being received by Patent Infosystems for the shares of the Registrant's common stock being distributed, the distribution by dividend does not even involve a financing. Secondly, the purpose of each offering, i.e., guaranteeing debt and spinning off the Registrant as an independent public company, are clearly distinct. Each transaction is unaffected by the outcome of the other offering and each offering is independent of the other. For these reasons, the offerings do not involve a single plan of financing.

      Same class of security. The Staff has taken the position that an offering of securities convertible into common stock and an offering of common stock involve the same class of securities. Although the issuance of the warrants to purchase shares of the Registrant's common stock and the distribution of the Registrant's common stock involve the same class of securities, other factors must be considered when determining whether offerings should be integrated. See Wellington Fund, Inc., Sept. 22, 1976, 1976 WL 12640.

      Offerings made at or about the same time. The issuance of the warrants and the distribution were made at or about the same time. The initial warrant issuance and the subsequent issuance of the warrants were made within a six month period of the initial filing of the Registration Statement and the pending distribution. Although the issuance of the warrants and the distribution are close in time to each other, this factor has seldom been a determinative factor as to integration. See Wellington Fund, Inc., Sept. 22, 1976, 1976 WL 12640 and Guarantee Mutual Life Ins. Co., April 13, 1995, 1995 WL 256250. Other factors, such as the type of consideration and the purpose of the offerings, have been viewed by the Staff as more critical. See Guarantee Mutual Life Ins. Co., April 13, 1995, 1995 WL 256250.

      Type of consideration. The issuance of the warrants and the distribution do not involve the same type of consideration. The warrants to purchase shares of the Registrant's common stock were issued as consideration for guarantees made by Mr. Pappajohn, Dr. Schaffer and Mr. Kinley in connection with the extension of a line of credit to the Registrant by a commercial bank. However, the proposed distribution of shares by dividend to Patient Infosystems' stockholders does not involve any consideration. Rather, the proposed dividend would be declared by the Board of Directors of Patient Infosystems and would involve the distribution of the shares to the shareholders of Patient Infosystems for no consideration. The

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Securities and Exchange Commission
October 25, 2005
Page 4

      Registrant, as the issuer, would receive no consideration in connection with the proposed dividend. The recipients of the shares in the proposed dividend are not making an investment decision (in that the dividend is being declared by the Board of Directors of Patient Infosystems). In fact, the Board of Directors of the Registrant has no control over the timing, nature or circumstances relating to the proposed distribution. Clearly, because the type of consideration differs in each transaction, the issuance of the warrants should not be integrated with the proposed dividend.

      Offerings made for the same general purpose. The issuance of the warrants and the dividend of stock by Patient Infosystems seek to accomplish significantly different general purposes. As previously discussed, the purpose of the issuance of the warrants to Mr. Pappajohn, Dr. Schaffer and Mr. Kinley was compensation for the guarantee of a credit line issued through a commercial bank. By way of contrast, the purpose of the proposed dividend is to distribute up to 12,000,000 shares of the Registrant's common stock to the stockholders of Patient Infosystems. The effect of this initiative would be to create two separate, publicly-traded companies, American Caresource Holdings, Inc. and Patient Infosystems. The distribution is in the best interests of the Registrant, Patient Infosystems and Patient Infosystems' shareholders. Patient Infosystems believes that the distribution will enhance value for Patient Infosystems stockholders and give the Registrant the financial and operational flexibility to take advantage of potential growth opportunities in the ancillary benefits management services business. Further, the distribution will enhance the ability of the Registrant and Patient Infosystems to focus on strategic initiatives and new business opportunities and improve cost structures and operating efficiencies. Additionally, Patient Infosystems' board of directors expects that the Registrant's transition to an independent company will have the added benefits of allowing the Registrant's management to focus solely on the Registrant's operations, and allow the investment community to better measure the Registrant's performance relative to its peers. Consequently, the issuance of the warrants and the distribution have two separate and very distinct general purposes.

      On the basis of the foregoing, the proposed distribution by dividend by Patient Infosystems should not be integrated with the exempt issuance of warrants by the Registrant. The distribution, may therefore be undertaken without undermining the reliance on the Section 4(2) exemption for the issuance of the warrants.

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Securities and Exchange Commission
October 25, 2005
Page 5

We appreciate the Staff's consideration of this letter. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an